SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company and Filing Person)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
291525103
(CUSIP Number of Class of Securities)
J. Scott Enright, Esq.
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204
(317) 266-0100
Copy to:
James M. Dubin, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the Offeror)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$399,937,500.00	$47,073.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 20,250,000 shares of Class A common stock at the maximum tender offer price of $19.75 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by Emmis Communications Corporation

☑	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $47,073.00	Filing Party: Emmis Communications Corporation
Form or Registration No.: Schedule TO-I	Date Filed: May 16, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

INTRODUCTION
      This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed the Securities and Exchange Commission on May 16, 2005, and amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2005 (collectively, the “Schedule TO”) by Emmis Communications Corporation, an Indiana corporation (“Emmis” or the “Company”) relating to the offer by Emmis to purchase up to 20,250,000 shares of its Class A common stock, $0.01 par value per share (the “Class A common stock”) at a price not greater than $19.75 nor less than $17.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).
Items 1 through 11.
      Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended as follows:

1.	In the fourth paragraph of the cover page of the Offer to Purchase, the second sentence is amended and restated as follows:

“However, the Offer is subject to other conditions, including (i) the receipt by Emmis of debt financing on terms and conditions consistent with those set forth in the Amendment Commitment Letter, dated as of May 15, 2005, and the Commitment and Engagement Letter, dated as of May 15, 2005, as they may be amended, supplemented or modified, in an amount sufficient to purchase shares of Class A common stock pursuant to the Offer and to pay related fees and expenses and (ii) the approval of our shareholders of the proposed amendments to the terms of our convertible preferred stock.”

2.	The sixth paragraph of the cover page of the Offer to Purchase is amended by adding the following at the end thereof:

“As a result, Mr. Smulyan’s beneficial ownership of our shares will increase to 64.3% of the combined voting power of the total number of outstanding shares of Class A common stock and Class B common stock, assuming that the maximum 20,250,000 shares of Class A common stock are purchased in the Offer. This increase will require the approval of the Federal Communications Commission, which approvals we obtained on May 31, 2005.”

3.	The third paragraph of the section entitled “Important” of the Offer to Purchase is amended and restated as follows:

“If you are a participant in the Emmis Operating Company 401(k) Plan or the Emmis Operating Company 401(k) Plan Two (the “Emmis Operating Company 401(k) Plans”), the Emmis Operating Company Profit Sharing Plan or the Emmis Communications Corporation Employee Stock Purchase Plan wishing to direct the tender of any of your shares of Class A Common Stock held in your account in any of these plans, you must follow the separate instructions and procedures described in Section 3, and in the Instruction Form in the “Letter to Participants in the Emmis Operating Company 401(k) Plans” or the “Letter to Participants in the Emmis Operating Company Profit Sharing Plan” or the Letter of Transmittal enclosed with the “Letter to Participants in the Emmis Communications Corporation Employee Stock Purchase Plan,” as applicable.”

4.	In the Summary Term Sheet, in the response to the question, “How will Emmis pay for the Class A shares?”, the penultimate sentence is amended and restated as follows:

“The Offer is subject to our having obtained debt financing on terms and conditions consistent with those set forth in the Amendment Commitment Letter, dated as of May 15, 2005, and the Commitment and Engagement Letter, dated as of May 15, 2005, as they may be amended, supplemented or modified, in an amount sufficient to purchase Class A shares pursuant to the Offer and to pay related fees and expenses.”

5.	In the Summary Term Sheet, the response to the question “When does the Offer expire; can the Offer be extended?” is amended by adding the following new paragraph after the end of the existing third paragraph:

“Participants in the Emmis Communications Corporation Employee Stock Purchase Plan may direct the tender of any Class A shares held in their Emmis Communications Corporation Employee Stock Purchase Plan accounts at Computershare Trust Co., Inc. by following the directions contained in the Letter of

Transmittal. Participants in the Emmis Communications Corporation Employee Stock Purchase Plan must return the Letter of Transmittal and all other required documents to the Depositary by 12:00 noon, New York City time, on Friday June 10, 2005.”

6.	In the Summary Term Sheet, in the response to the question “What are the significant conditions to the Offer?”, the first and second bullet points are amended and restated as follows:

“•	We shall have obtained the approval by our shareholders of the proposed amendments to the terms of our convertible preferred stock.

•	We shall have obtained debt financing on terms and conditions consistent with those set forth in the Amendment Commitment Letter, dated as of May 15, 2005 and the Commitment and Engagement Letter, dated as of May 15, 2005, as they may be amended, supplemented or modified, in an amount sufficient to purchase Class A shares pursuant to the Offer and to pay related fees and expenses.”

7.	In the Summary Term Sheet, the response to the question “Once I have tendered Class A shares in the Offer, can I withdraw my tender?” is amended and restated as follows:

“You may withdraw any Class A shares you have tendered (except Class A shares subject to the Emmis Operating Company 401(k) Plans, the Emmis Operating Company Profit Sharing Plan, or the Emmis Communications Corporation Employee Stock Purchase Plan) at any time before 12:00 midnight, New York City time, on Monday, June 13, 2005, unless we extend the Offer. You may withdraw any Class A shares you have directed to be tendered that are held in your account in the Emmis Operating Company 401(k) Plans at any time before 6:00 p.m., New York City time on Thursday, June 9, 2005, or that are held in your account in the Emmis Operating Company Profit Sharing Plan at any time before 5:00 p.m., New York City time, on Wednesday, June 8, 2005, or that are held in your Emmis Communications Corporation Employee Stock Purchase Plan account at any time before 12:00 noon, New York City time, on Friday, June 10, 2005, in each case, unless we extend the Offer. If we have not accepted for payment the Class A shares you have tendered to us, you may also withdraw your Class A shares after 12:00 midnight, New York City time, on Tuesday, July 12, 2005. See Section 4.”

8.	In the Summary Term Sheet, in the response to the question “How do I withdraw Class A shares I previously tendered?”, the final two sentences are amended and restated as follows:

“Individuals who own Class A shares through the Emmis Operating Company 401(k) Plans, the Emmis Operating Company Profit Sharing Plan or the Emmis Communications Corporation Employee Stock Purchase Plan who wish to withdraw their Class A shares must follow the instructions found in the materials sent to them separately. See Section 4.”

9.	In the Summary Term Sheet, the question “Can I participate in the Offer if I hold Class A shares through the Emmis Operating Company 401(k) Plans or the Emmis Operating Company Profit Sharing Plan?” and the response thereto are amended and restated as follows:

“Can I participate in the Offer if I hold Class A shares through the Emmis Operating Company 401(k) Plans, the Emmis Operating Company Profit Sharing Plan or the Emmis Communications Corporation Employee Stock Purchase Plan?

If you are a participant in the Emmis Operating Company 401(k) Plans, the Emmis Operating Company Profit Sharing Plan or the Emmis Communications Corporation Employee Stock Purchase Plan, you may direct the tender of any of your Class A shares held in your account in these plans. In order to direct the tender of Class A shares held in your account in these plans, you must follow the separate instructions and procedures described in Section 3, and in the “Letter to Participants in the Emmis Operating Company 401(k) Plans,” the “Letter to Participants in the Emmis Operating Company Profit Sharing Plan,” or the “Letter to Participants in the Emmis Communications Corporation Employee Stock Purchase Plan,” as applicable.”

10.	In the Summary Term Sheet, the penultimate sentence of the response to the question “What are the United States federal income tax consequences if I tender my Class A shares?” is amended and restated as follows:

“We recommend that you consult with your tax advisor with respect to your particular situation.”

11.	The third paragraph of the section entitled “Forward-Looking Statements” of the Offer to Purchase is amended by deleting the last sentence thereof.

12.	In the seventh paragraph under the section entitled “Introduction” of the Offer to Purchase, the second sentence is amended and restated as follows:

“Our obligation to accept, and pay for, shares of Class A common stock validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the other conditions, including (i) our receipt of debt financing on terms and conditions consistent with those set forth in the Amendment Commitment Letter, dated as of May 15, 2005, and the Commitment and Engagement Letter, dated as of May 15, 2005, as they may be amended, supplemented or modified, in an amount sufficient to purchase shares of Class A common stock pursuant to the Offer and to pay related fees and expenses and (ii) the approval of our shareholders of the proposed amendments to the terms of our convertible preferred stock, set forth in Section 7 of this Offer to Purchase.”

13.	In the fourth paragraph under Section 1, “Number of Shares; Proration,” the second sentence is amended and restated as follows:

“The Offer is, however, subject to other conditions, including (i) our receipt of debt financing on terms and conditions consistent with those set forth in the Amendment Commitment Letter, dated as of May 15, 2005, and the Commitment and Engagement Letter, dated as of May 15, 2005, as they may be amended, supplemented or modified, in an amount sufficient to purchase shares of Class A common stock pursuant to the Offer and to pay related fees and expenses and (ii) the approval of our shareholders of the proposed amendments to the terms of our convertible preferred stock, set forth in Section 7 of this Offer to Purchase.”

14.	The fifth paragraph under Section 2, “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Litigation; Strategic Alternatives for our Television Assets; and Other Plans,” is amended and restated as follows:

“Neither we nor any member of our Board of Directors nor the Dealer Managers or the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares of Class A common stock or as to the purchase price or purchase prices at which shareholders may choose to tender their shares of Class A common stock. We have not authorized any person to make any such recommendation. Shareholders should carefully evaluate all information in the Offer and should make their own decisions about whether to tender shares of Class A common stock and, if so, how many shares of Class A common stock to tender and the purchase price or purchase prices at which to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal. Shareholders are also urged to consult with their tax advisors to determine the consequences to them of participating or not participating in the Offer. In addition, we have been informed that none of our directors or executive officers, including Jeffrey H. Smulyan, our Chief Executive Officer, President and Chairman of the Board, and our largest shareholder, intends to tender any of their own shares of Class A common stock in the Offer.”

15.	The subsection entitled “Litigation” under Section 2, “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Litigation; Strategic Alternatives for our Television Assets; and Other Plans,” is amended by deleting the last paragraph thereof and replacing it with the following:

“On June 1, 2005, we entered into a settlement agreement with holders of more than 66 2/3% of our outstanding convertible preferred stock to settle our previously announced lawsuit seeking a declaratory judgment authorizing the correction or reformation of the anti-dilution provisions of the convertible preferred stock.

Under the terms of the settlement agreement, we have agreed to call and hold a special meeting of our shareholders as promptly as practicable to vote on proposed amendments to the terms of the convertible preferred stock. The proposed amendments would change the terms of our convertible preferred stock so that (i) a special anti-dilution formula would apply to the Offer that would reduce the conversion price of the convertible preferred stock proportionately based on the aggregate consideration paid in the Offer and (ii) an anti-dilution adjustment provision would apply to all other tender and exchange offers triggering an adjustment that is based on the aggregate consideration paid in any such tender or exchange offer by us for shares of our Class A common stock, our overall market capitalization and the market value of our Class A common stock determined over a 10-day trading period ending on the date immediately preceding the first public announcement of our intention to effect a tender or exchange offer would apply to all other tender and exchange offers triggering an adjustment. If the Offer is fully subscribed at the top end of the price range, the conversion price of the convertible preferred stock will be reduced from $39.0625 to $30.00 per share of our Class A common stock.

In addition, the proposed amendments would also grant the holders of our convertible preferred stock the right to require us to redeem all or a portion of their shares on the first anniversary after the occurrence of a going private transaction in which Jeffrey H. Smulyan, our largest shareholder, and his affiliates participate. The redemption price would be the liquidation preference per share plus accumulated, accrued and unpaid dividends. Finally, we have agreed (i) to use commercially reasonable efforts to consummate the Offer on substantially the terms set forth herein and not to reduce the number of shares subject to, or to change the price range of, the Offer and (ii) to pay certain of the legal expenses of holders of our convertible preferred stock. In return, holders of our convertible preferred stock who are parties to the settlement agreements have agreed to vote their shares in favor of the proposed amendments.

We plan to hold a special meeting of our shareholders at 10:00 am, Indianapolis time, on Monday, June 13, 2005 to consider the proposed amendments to our convertible preferred stock. The proposed amendments require the approval of (i) the holders of 66 2/3% of our convertible preferred stock, voting as a separate class, and (ii) the holders of our Class A common stock and Class B common stock, voting as a single class. Because of the lawsuit settlement and because Jeffrey H. Smulyan, the holder of common shares representing 48.9% of the combined voting power of our common stock, has informed us that he intends to vote in favor of the proposed amendments, we expect to obtain the requisite approvals.

The Offer is contingent on our obtaining the approval of the proposed amendments to the terms of our convertible preferred stock by our shareholders.”

16.	In the first paragraph of the subsection entitled “Emmis Operating Company Profit Sharing Plan” under Section 3, “Procedures for Tendering Shares,” the second sentence is amended and restated as follows:

“Participants in the Emmis Operating Company Profit Sharing Plan may instruct the Profit Sharing Plan’s trustee, Jeffery H. Smulyan (the “Profit Sharing Plan Trustee”), to tender shares of Class A common stock held in their Profit Sharing Plan accounts by returning the Instruction Form in the “Letter to Participants in the Emmis Operating Company Profit Sharing Plan” to the Depositary by 5:00 p.m., New York City time, on Wednesday, June 8, 2005 (at least three business days prior to the Expiration Time).”

17.	Section 3, “Procedures for Tendering Shares,” is amended by adding the following new subsection immediately following the subsection entitled “Emmis Operating Company Profit Sharing Plan” and immediately above the subsection entitled “Signature Guarantees:”

“Emmis Communications Corporation Employee Stock Purchase Plan. Participants in the Emmis Communications Corporation Employee Stock Purchase Plan may direct the tender of any of the shares of Class A common stock held in their Emmis Communications Corporation Employee Stock Purchase Plan accounts by following the directions contained in the Letter of Transmittal. Participants in the Emmis Communications Corporation Employee Stock Purchase Plan must return the completed Letter of Transmittal and all other required documents to the Depositary by 12:00 noon, New York City time, on Friday June 10, 2005.”

18.	The first paragraph under Section 4, “Withdrawal Rights,” is amended and restated as follows:

“Except as this Section 4 otherwise provides, tenders of shares of Class A common stock are irrevocable. You may withdraw shares of Class A common stock that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time for all shares of Class A common stock except those subject to the Emmis Operating Company 401(k) Plans, the Emmis Operating Company Profit Sharing Plan or the Emmis Communications Corporation Employee Stock Purchase Plan. Participants in the Emmis Operating Company 401(k) Plans, Emmis Operating Company Profit Sharing Plan or the Emmis Communications Corporation Employee Stock Purchase Plan who wish to withdraw tenders of shares of Class A common stock held in these plans must follow the instructions in the “Letter to Participants in the Emmis Operating Company 401(k) Plans,” the “Letter to Participants in the Emmis Operating Company Profit Sharing Plan,” or the “Letter to Participants in the Emmis Communications Corporation Employee Stock Purchase Plan,” as applicable, furnished separately. You may also withdraw your previously tendered shares of Class A common stock at any time after 12:00 midnight, New York City time, on Tuesday, July 12, 2005, unless such shares have been accepted for payment as provided in the Offer.”

19.	In the first paragraph under Section 6, “Conditional Tender of Shares,” the last sentence is amended and restated as follows:

“Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of participating or not participating in the Offer.”

20.	In the first paragraph under Section 7, “Conditions of the Tender Offer,” the first sentence is amended by deleting the reference to “prior to the time of payment for any shares of Class A common stock (whether any shares of Class A common stock have theretofore been accepted for payment)” and replacing it with “prior to the Expiration Time (and in the case of any required governmental approval, prior to the time of payment for any shares of Class A common stock (whether or not any shares of Class A common stock have theretofore been accepted for payment))”.

21.	In the first paragraph under Section 7, “Conditions of the Tender Offer,” the first two bullet points are amended and restated as follows:

“•	we are, or will be, unable to obtain the approval of our shareholders of the proposed amendments to the terms of our convertible preferred stock;

•	we are, or will be, unable to obtain debt financing on terms and conditions consistent with those set forth in the Amendment Commitment Letter, dated as of May 15, 2005, and the Commitment and Engagement Letter, dated as of May 15, 2005, as they may be amended, supplemented or modified, in an amount sufficient to purchase shares of Class A common stock pursuant to the Offer and to pay related fees and expenses;”

22.	The ninth bullet point in the first paragraph under Section 7, “Conditions of the Tender Offer,” found on page 19 of the Offer to Purchase, which begins “any action has been taken or any statute, rule, regulation...” is amended by amending and restating the third and fourth sub-bullet points thereof as follows:

“•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses or results of operations of us or any of our subsidiaries or affiliates;”

23.	The last paragraph under Section 9, “Source and Amount of Funds” is amended and restated as follows:

“As set forth in Section 7, the Offer is subject to our receipt of debt financing on terms and conditions consistent with those set forth in the Amendment Commitment Letter, dated as of May 15, 2005, and the Commitment and Engagement Letter, dated as of May 15, 2005, as they may be amended, supplemented or modified, in an amount sufficient to purchase shares of Class A common stock pursuant to the Offer and to pay related fees and expenses.”

24.	The section entitled “Selected Historical and Pro Forma Financial Information” under Section 10, “Certain Information Concerning Emmis,” is amended and restated as follows:

Summary Historical and Pro Forma Financial Information. The following tables show (a) summary historical financial information about Emmis for the fiscal years ended February 29, 2004 and February 28, 2005 and (b) summary pro forma financial information for the fiscal year ended February 28, 2005, assuming the purchase by us of 20,250,000 shares of Class A common stock in the Offer at the mid-point price of $18.50 per share for an aggregate purchase price of $375 million plus approximately $15 million of related fees and expenses, financed using the proceeds from approximately $100 million of additional revolving credit borrowings under the amended revolving credit facility of our principal operating subsidiary, Emmis Operating Company, and the issuance of approximately $290 million of senior notes by Emmis.

The summary historical financial information for our fiscal years ended February 29, 2004 and February 28, 2005 have been derived from our historical financial statements included in our Annual Report on Form 10-K for the fiscal year ended February 28, 2005, which has been filed with the SEC, and should be read in conjunction with, and is qualified in its entirety by reference to, those financial statements and the related notes thereto.

The summary pro forma information is based on our historical financial information for the fiscal year ended February 28, 2005 and gives effect to the Offer and related debt financing as if they were completed at the beginning of the period for income statement information and at February 28, 2005 for balance sheet information. The impact on interest expense reflected in the pro forma financial information is based on the terms of the existing credit agreement and the amount borrowed under the proposed terms of the $300 million of senior notes, which are subject to change. The anticipated changes in indebtedness, shareholders’ equity and interest expense do not adversely affect our belief in the benefits of the Offer.

The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the Offer had been completed at the dates indicated or that may be obtained at any date in the future.

		Year Ended
	Year Ended	February 28, 2005
	February 29, 2004
	Actual	Actual	Pro Forma

	(In thousands, except per share data)
SELECTED OPERATING DATA:
Net revenues	$565,154	$618,460	$618,460
Operating income	104,494	140,375	140,375
Interest expense	85,958	66,657	94,190
Income (loss) before income taxes, discontinued operations, minority interest and cumulative effect of accounting change	18,343	(25,276)	(52,809)
Income (loss) from continuing operations	6,440	(43,703)	(59,947)
Net income (loss)(1)	2,256	(304,368)	(320,612)
Net income (loss) available to common shareholders	(6,728)	(313,352)	(329,596)
Net income (loss) per share available to common shareholders:
Basic:
Continuing operations	$(0.05)	$(0.94)	$(1.92)
Discontinued operations, net of tax	(0.07)	0.76	1.18
Cumulative effect of accounting change, net of tax	—	(5.40)	(8.45)

Net income (loss) available to common shareholders	$(0.12)	$(5.58)	$(9.19)

Diluted:
Continuing operations	$(0.05)	$(0.94)	$(1.92)
Discontinued operations, net of tax	(0.07)	0.76	1.18
Cumulative effect of accounting change, net of tax	—	(5.40)	(8.45)

Net income (loss) available to common shareholders	$(0.12)	$(5.58)	$(9.19)

Weighted average common shares outstanding:
Basic	54,716	56,129	35,879
Diluted	54,716	56,129	35,879
Ratio of earnings to fixed charges(2)	1.1	N/A	N/A

		At February 28, 2005
	At February 29, 2004
	Actual	Actual	Pro Forma

	(In thousands, except per share data)
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents	$19,970	$16,054	$16,054
Total current assets	166,813	164,458	164,458
Net intangible assets(3)	1,723,371	1,348,610	1,348,610
Total assets	2,300,569	1,823,035	1,834,035
Short-term debt	6,539	7,688	7,688
Total current liabilities	156,281	115,941	115,941
Long-term debt	1,230,088	1,179,236	1,568,861
Total liabilities	1,551,623	1,370,443	1,760,068
Total shareholders’ equity	748,946	452,592	73,967
Shares outstanding	55,729	56,473	36,223
Net book value per share	$13.44	$8.01	$2.04

(1)	The net loss in the fiscal year ended February 28, 2005 includes a charge of $303.0 million, net of tax, to reflect the cumulative effect of an accounting change in connection with our adoption of Emerging Issues task Force (EITF) Topic D-108, “Use of the Residual Method to Value Acquired Assets other than Goodwill.”

(2)	For the fiscal year ended February 28, 2005, earnings were inadequate to cover fixed charges. The deficiency on a historical and pro forma basis was $33.0 million and $60.5 million, respectively. However, earnings as defined included a charge related to loss on debt extinguishment of $97.3 million.

(3)	Excludes intangibles of our two Argentina radio stations sold in May 2004 and our three Phoenix, AZ radio stations exchanged for WLUP-FM in Chicago, IL in January 2005.

25.	The first paragraph under Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is amended by adding the following sentence immediately after the first sentence thereof:

“Generally, on each matter submitted to a vote of our shareholders, each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes, and the holders of Class A and Class B common stock vote together as a single class. However, the holders of Class A common stock vote exclusively for two directors. In addition, in connection with certain “going private” transactions, holders of shares of Class A common stock vote together as a single class with the holders of shares of Class B common stock, with each share of Class A and Class B common stock entitled to one vote. Finally, holders of Class A and Class B common stock vote separately in connection with certain matters as provided by law.”

26.	The table presented under Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is amended by adding a footnote (a) to each of the column headings “Class A Common Stock” and “Class B Common Stock” and, immediately above footnote (1) to the table, inserting footnote (a) as follows:

“(a) Generally, on each matter submitted to a vote of our shareholders, each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes, and the holders of Class A and Class B common stock vote together as a single class. However, the holders of Class A common stock vote exclusively for two directors. In addition, in connection with certain “going private” transactions, holders of shares of Class A common stock vote together as a single class with the holders of shares of Class B common stock, with each share of Class A and Class B common stock entitled to one vote. Finally, holders of Class A and Class B common stock vote separately in connection with certain matters as provided by law.”

27.	In the subsection entitled “FCC” under Section 13, “Legal Matters; Regulatory Approvals,” the first paragraph is amended and restated as follows:

“FCC Approval Process. The Communications Act requires prior approval by the FCC of any “transfer of control” of an entity holding or controlling a broadcast license. For FCC ownership purposes (which calculates ownership based only on currently outstanding shares), the consummation of the Offer will result in Jeffrey H. Smulyan’s voting interest in Emmis increasing from approximately 49% to approximately 61% of the total number of outstanding shares of Class A and Class B common stock (assuming the maximum of 20,250,000 shares of Class A common stock are purchased in the Offer). As a result, Mr. Smulyan will acquire a controlling interest in Emmis, which requires prior FCC approval. We filed applications for such approval with the FCC and on May 31, 2005, we received all required FCC approvals in satisfaction of the FCC approval condition.”

28.	The subsection entitled “Indiana Law” under Section 13, “Legal Matters; Regulatory Approvals,” is amended by adding the following paragraph after the third paragraph thereof:

“We have filed a request to exempt the Offer from certain provisions of the Indiana Takeover Offers Act. A hearing before the Indiana Securities Commissioner to consider our request for exemption has been scheduled on Thursday, June 2, 2005 at 11:30 a.m., Central Time, at the offices of the Indiana Secretary of State. We mailed notice of this hearing to all holders of record of our common stock on May 25, 2005. We believe that we fall within an applicable exemption and that our application should be granted.”

29.	In the second paragraph under Section 14, “United States Federal Income Tax Consequences,” the second sentence is amended and restated as follows:

“Partners of partnerships holdings shares of Class A common stock should consult with their tax advisors with respect to their particular situation.”

30.	The subsection entitled “Characterization of the Purchase” under Section 14, “United States Federal Income Tax Consequences,” is amended by adding the following at the end of the last sentence of the third paragraph thereof: “with respect to their particular situation.”

31.	The subsection entitled “Section 302 Tests” under Section 14, “United States Federal Income Tax Consequences,” found on page 37 of the Offer to Purchase, is amended by adding the following at the end of the last sentence thereof: “with respect to their particular situation.”

32.	The subsection entitled “Tax Considerations for Holders of Options” under Section 14, “United States Federal Income Tax Consequences,” is amended by adding the following at the end of the last sentence thereof: “with respect to its particular situation.”

33.	The fourth paragraph in the subsection entitled “Foreign Shareholders” under Section 14, “United States Federal Income Tax Consequences,” is amended and restated as follows:

“An individual who is present in the United States for 183 days or more in the taxable year of disposition, and is not otherwise a resident of the United States for U.S. federal income tax purposes, should consult his or her own tax advisors regarding the particular U.S. federal income tax consequences to them of participating in the Offer.”

34.	In the last paragraph under Section 14, “United States Federal Income Tax Consequences,” the first sentence is amended and restated as follows:

“The discussion set forth above is a summary of the material U.S. federal income tax consequences of the Offer.”

Item 12.	Exhibits.
      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(M)**	Letter to Participants in the Emmis Communications Corporation Employee Stock Purchase Plan.
(a)(1)(N)**	Press Release, dated May 31, 2005.

**	Filed herewith.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ J. Scott Enright

Name: J. Scott Enright

Title:	Vice President, Associate General Counsel and Secretary
Dated: June 1, 2005

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated May 16, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release, dated May 10, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on May 10, 2005.
(a)(1)(H)*	Press Release, dated May 16, 2005.
(a)(1)(I)*	Summary Advertisement.
(a)(1)(J)*	Letter to Shareholders from the Chief Executive Officer of the Company, dated May 16, 2005.
(a)(1)(K)*	Letter to Participants in the Emmis Operating Company 401(k) Plan.
(a)(1)(L)*	Letter to Participants in the Emmis Operating Company Profit Sharing Plan.
(a)(1)(M)**	Letter to Participants in the Emmis Communications Corporation Employee Stock Purchase Plan.
(a)(1)(N)**	Press Release, dated June 1, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)*	Notice of Hearing.
(b)(1)*	Amendment Commitment Letter, dated as of May 15, 2005, among Banc of America Securities LLC, Bank of America, N.A. and Emmis Operating Company.
(b)(2)*	Commitment and Engagement Letter, dated as of May 15, 2005, between Banc of America Securities LLC and the Company.
(b)(3)	Revolving Credit and Term Loan Agreement dated May 10, 2004, incorporated by reference from Exhibit 10.1 to Emmis’ Annual Report on Form 10-K for the fiscal year ended February 29, 2004.
(d)(1)
Employment Agreement, dated as of March 1, 2004, by and between Emmis Operating Company and Jeffrey H. Smulyan, incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2004.
(d)(2)
Employment Agreement, dated as of March 1, 2002, by and between Emmis Operating Company and Richard Cummings, incorporated by reference from Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003.
(d)(3)
Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Richard Cummings, incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed February 11, 2005.

(d)(4)
Employment Agreement, dated as of March 1, 2002, by and between Emmis Operating Company and Walter Z. Berger, incorporated by reference from Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003.
(d)(5)
Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Walter Z. Berger, incorporated by reference from Exhibit 10.4 to the Company’s Form 8-K filed February 11, 2005.
(d)(6)
Employment Agreement, dated as of March 1, 2003, by and between Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2003.
(d)(7)
Amendment to Employment Agreement, dated May 13, 2005, by and among the Company, Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.
(d)(8)
Employment Agreement, effective as of March 1, 2003, by and between Emmis Operating Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(9)
Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.3 to the Company’s Form 8-K filed February 11, 2005.
(d)(10)
Change in Control Severance Agreement, dated as of March 1, 2004, by and between the Company and Jeffrey H. Smulyan, incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2004.
(d)(11)
Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Walter Z. Berger, incorporated by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(12)
Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(13)
Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003, as amended by Amendment to Employment Agreement, dated May 13, 2005, by and among the Company, Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.
(d)(14)
Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Richard F. Cummings, incorporated by reference from Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(15)
Emmis Operating Company Profit Sharing Plan, as amended, effective March 1, 1997 incorporated by reference from Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003.
(d)(16)	Emmis Communications Corporation 1994 Equity Incentive Plan, incorporated by reference from Exhibit 10.5 to the Company’s Registration Statement on Form S-1, File No. 33-73218.
(d)(17)
The Emmis Communications Corporation 1995 Non-Employee Director Stock Option Plan, incorporated by reference from Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 1995.
(d)(18)	The Emmis Communications Corporation 1995 Equity Incentive Plan, incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.

(d)(19)	Emmis Communications Corporation 1997 Equity Incentive Plan, incorporated by reference from Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 1998.
(d)(20)	Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 26, 1999.
(d)(21)	Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 25, 2001.
(d)(22)	Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference from the Company’s proxy statement dated May 30, 2002.
(d)(23)	Emmis Communications Corporation 2004 Equity Compensation Plan, incorporated by reference from the Company’s proxy statement dated May 28, 2004.
(d)(24)	2005 Stock Compensation Program Restricted Stock Agreement Form (tax vesting option), incorporated by reference to the Company’s Form 10-Q for the quarter ended November 30, 2004.
(d)(25)	2005 Stock Compensation Program Restricted Stock Agreement Form (non-tax vesting option), incorporated by reference to the Company’s Form 10-Q for the quarter ended November 30, 2004.
(d)(26)	2005 Stock Compensation Program, incorporated by reference to the Company’s Form 8-K filed December 21, 2004.
(d)(27)	2005 Outside Director Stock Compensation Program, incorporated by reference to the Company’s Form 8-K filed December 21, 2004.
(d)(28)	Form of Stock Option Grant Agreement, incorporated by reference to the Company’s Form 8-K filed March 7, 2005.
(d)(29)	Form of Restricted Stock Option Grant Agreement, incorporated by reference to the Company’s Form 8-K filed March 7, 2005.
(d)(30)	Director Compensation Policy effective May 13, 2005, incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed.

**	Filed herewith.